NEWS RELEASE

ELD No. 08-21

TSX: ELD   AMEX: EGO

July 30, 2008

Eldorado Gold Corporation Announces Sale of São Bento Mine

VANCOUVER, BC – Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation (“Eldorado” or the “Company” or “we”) today announced that Eldorado has entered into a letter agreement (the “Agreement”) with AngloGold Ashanti (“AngloGold”) for the sale of all the shares of São Bento Gold Limited (“SBGL”) together with its wholly owned subsidiary São Bento Mineracao S.A. which in turn holds all the assets and liabilities of the  São Bento Mine in Minas Gerais State, Brazil (“SBM”) (the “Transaction”).  SBM ceased ore production in January 2007, at which time SBM’s process plant and facilities were placed on care and maintenance and reclamation activities began.  The Agreement is subject to execution and delivery of final definitive agreements and regulatory approvals in Brazil and the Republic of South Africa.

Under the terms of the Agreement AngloGold will acquire all the shares in SBGL for a total consideration of US$70 million, to be settled by the issuance of shares in AngloGold which will be freely tradeable on the New York Stock Exchange in the form of American Depositary Shares (“ADS”) of AngloGold.  Certain pieces of underground mining equipment that will be transferred to Eldorado’s Efemçukuru Project in Turkey and its Vila Nova Iron Ore Project in Brazil are excluded from the Transaction.  Eldorado is also retaining a group of approximately 20 senior management and exploration team members in Brazil.  As a term of the Agreement, Eldorado will be provided with a right of first refusal on any future disposition by AngloGold of the São Bento Mine or AngloGold’s adjacent Corrego do Sitio Gold Project for a period of three years.

“The São Bento Mine was the cornerstone asset of Eldorado for approximately ten years and I would like to thank the São Bento employees for their hard work and continued support over all those years.  The sale of SBM to AngloGold is the appropriate outcome for Eldorado and all parties involved, as AngloGold plans to utilize in the near future the metallurgical infrastructure at the São Bento Mine to treat ore from its adjacent Corrego do Sitio Gold Project.  We wish AngloGold success with Corrego do Sitio and São Bento” commented Paul N. Wright, President and Chief Executive Officer of Eldorado. “We have retained our senior management and exploration team in Brazil, who will manage our interests at the Vila Nova Iron Ore and Tocantinzinho Gold Project and will continue to look for opportunities in the gold sector of Brazil”, he also said.

Eldorado is a gold producing, exploration and development company actively growing businesses in Brazil, Turkey, China, Greece and the surrounding regions.  With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF
ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President & Chief Executive Officer

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward-looking statements or information within the meaning of the Securities Act (Ontario).  Such forward looking statements or information include, but are not limited to statements or information with respect to closing of the Transaction and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of AngloGold or Eldorado, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements or information are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements or information. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward- looking statements.  Specific reference is made to “Forward Looking Statements and Risk Factors” in Eldorado’s Annual Information Form and Form 40 F dated March 31, 2008.  Such factors include, amongst others, the following:  delays in respect of, or an inability to negotiate, a final definitive agreement for the Transaction; delays in respect of, or an inability to obtain, regulatory approvals of the Transaction in Brazil and South Africa; gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Risk Factors” in Eldorado’s Annual Information Form and Form 40-F dated March 31, 2008.  We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of Eldorado’s business contained in Eldorado’s reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation common shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO).  The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy E. Woo, Manager Investor Relations

Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax:  604.687.4026

Vancouver, BC V6C 2B5

Email: nancyw@eldoradogold.com

Web site: www.eldoradogold.com

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